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MAR 02 2017

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47493

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CARDINAL INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1600 NORTH BELT WEST
(No. and Street)

BELLEVILLE	ILLINOIS	62226-5923
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFFREY J. HEET — 618-277-1005
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOLT AND PATTERSON CPAs LLC
(Name – *if individual, state last, first, middle name*)

260 CHESTERFIELD INDUSTRIAL BLVD	CHESTERFIELD	MO	63005
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JEFFREY J. HEET, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CARDINAL INVESTMENTS, INC., as of DECEMBER 31ST, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

"OFFICIAL SEAL"
ANGEL A. ODOM
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES MARCH 26, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CARDINAL INVESTMENTS, INC
AUDITED FINANCIAL STATEMENTS

For The Year Ended
December 31, 2016

Table of Contents

HOLT &
PATTERSON,
LLC
CERTIFIED
PUBLIC
ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Cardinal Investments, Inc.
Belleville, IL

We have audited the accompanying statement of financial condition of Cardinal Investments, Inc. as of December 31, 2016, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Cardinal Investments, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cardinal Investments, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information located on pages 12-13 has been subjected to audit procedures performed in conjunction with the audit of Cardinal Investments, Inc.'s financial statements. The supplemental information is the responsibility of Cardinal Investments, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Holt & Patterson, LLC

Holt & Patterson, LLC
Chesterfield, MO
February 28, 2017

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101

HOLT &
PATTERSON, LLC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Cardinal Investments, Inc.
Belleville, IL

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Cardinal Investments, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Cardinal Investments, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2) (ii) (the "exemption provisions") and (2) Cardinal Investments, Inc. stated that Cardinal Investments, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Cardinal Investments, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Cardinal Investments, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Holt & Patterson, LLC

Holt & Patterson, LLC
Chesterfield, MO
February 28, 2017

260 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101

CARDINAL INVESTMENTS INC.
STATEMENT OF FINANCIAL CONDITION
as of 12/31/2016

ASSETS

CURRENT ASSETS		
Cash	$	13,434
Deposits with Clearing Organizations		35,000
Commissions Receivable		28,993
Other Receivable		6,643
TOTAL CURRENT ASSETS		84,070
FIXED ASSETS		
Furniture and Equipment		79,756
Leasehold Improvements		
Accumulated Depreciation		(79,756)
TOTAL FIXED ASSETS		-
OTHER ASSETS		
Prepaid Expenses		3,442
Deferred Tax Asset		545
Due from Officer		16,832
TOTAL OTHER ASSETS		20,819
TOTAL ASSETS	$	104,889

See Independent Auditors' Report and Accompanying Notes

CARDINAL INVESTMENTS INC.
STATEMENT OF FINANCIAL CONDITION
as of 12/31/2016

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts Payable	$	346
Commissions Payable		5,081
Income Tax Payable		
TOTAL CURRENT LIABILITIES		5,427
LONG TERM LIABILITIES		
TOTAL LONG TERM LIABILITIES		-
TOTAL LIABILITIES		5,427
STOCKHOLDERS' EQUITY		
Common Stock, $1 par value, 800 shares authorized, 800 shares issued and outstanding		800
Additional Paid-in Capital		34,715
Retained Earnings		63,947
TOTAL STOCKHOLDERS' EQUITY		99,462
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	104,889

See Independent Auditors' Report and Accompanying Notes

CARDINAL INVESTMENTS INC.
STATEMENT OF Operations
1/1/2016 - 12/31/2016

		%
INCOME		
Commission and Fee Income	$ 320,653	100.00
Investments	-	0.00
TOTAL INCOME	320,653	100.00
OPERATING EXPENSES		
Administration	773	0.24
Bank Service Fees	36	0.01
Outside Brokers Commissions	40,682	12.69
Dues and Subscriptions	4,379	1.37
Donations	185	0.06
Clearing fees	43,276	13.50
Salaries	160,500	50.05
Promotions	250	0.08
Insurance	13,244	4.13
Legal and Professional Fees	6,213	1.94
Meals and Entertainment	396	0.12
Office Expense	3,667	1.14
Payroll Taxes	13,034	4.06
Professional Development	1,735	0.54
Postage and Delivery	279	0.09
Registration Fees	8,013	2.50
Rent Expense	12,062	3.76
Repairs and Maintenance	1,703	0.53
Travel	1,555	0.48
Utilities	8,968	2.80
TOTAL OPERATING EXPENSES	320,950	100.09
INCOME (LOSS) FROM OPERATIONS	(297)	(0.09)
INCOME TAX		
Federal Income Tax Expense	75	0.02
State Income Tax Expense	-	-
Deferred Income Tax (Income) Expense	-	-
TOTAL INCOME TAX	75	0.02
NET INCOME (LOSS)	$ (372)	(0.12)

See Independent Auditors Report and Accompanying Notes

CARDINAL INVESTMENTS INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
1/1/2016 - 12/31/2016

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
BALANCE DATE AT DECEMBER 31, 2015	800	34,715	64,320	99,835
Net Income			(372)	(372)
BALANCE DATE AT DECEMBER 31, 2016	$ 800	$ 34,715	$ 63,948	$ 99,463

See Independent Auditors' Report and Accompanying Notes

CARDINAL INVESTMENTS INC.
STATEMENT OF CASH FLOWS
1/1/2016 - 12/31/2016

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income (Loss)	$ (372)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:	
Depreciation	
Deferred Income Tax Expense (Benefit)	-
Decrease (Increase) in Operating Assets	
Receivables	(6,708)
Increase (Decrease) in Payable	
Commissions payable	1,646
Accounts payable	32
Taxes payable	
Total Adjustments	(5,030)
NET CASH PROVIDED BY (USED) IN OPERATING ACTIVITIES	(5,402)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Prepaid Expenses	(3,442)
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(3,442)
CASH FLOWS FROM FINANCING ACTIVITIES:	
	-
NET CASH ROVIDED BY (USED) IN FINANCING ACTIVITIES	-
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(8,844)
CASH AND CASH EQUIVALENTS, beginning of year	22,278
CASH AND CASH EQUIVALENTS, end of year	$ 13,434
INTEREST PAID	-
TAXES PAID	75

See Independent Auditors' Report and Accompanying Notes

CARDINAL INVESTMENTS, INC.
Notes to the Financial Statements
For the Year Ended December 31, 2016

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant policies is presented to assist in the understanding of Cardinal Investments, Inc.'s (the Company) financial statements. The financial statements and notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Business Activity

The Company is a broker-dealer register with the Securities and Exchange (SEC) and is a member of FINRA. The Company is a registered insurance agency for the purposes of offering variable insurance products in states where it is properly licensed. The Company was incorporated in May 1994. Operations were started in August, 1994 with a general securities operation beginning in October, 1994.

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal and agency transactions.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on trade date, as if they had settled. Profit and loss arising from all securities transactions entered for the account and risk of the Company are recorded on trade date. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Basis of Accounting

The accompanying financial statements are presented in accordance with the accrual basis of accounting.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include banks and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

At times throughout the year, the Company may maintain certain bank accounts in excess of the FDIC insured limits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 – RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements.

The Company has elected to use the reserve method in accounting for bad debts. Under this method, all uncollectible accounts are charged to the allowance account and the bad debt expense is determined by adjusting the balance in the allowance account to a reserve considered reasonable by management. No allowance for doubtful accounts was considered necessary at December 31, 2013 . The bad debt expense at December 31, 2013 was $0.

NOTE 3 – INCOME TAXES

The Company implemented FASB Accounting Standards Codification 740-10, Income Taxes. Included in this is a requirement under Accounting for Uncertainty in Income Taxes that realization of an uncertain income tax position must be "more likely than not" (i.e. greater than 50% likelihood of receiving a benefit or expense) before it should be recognized in the financial statements as the amount most likely to be realized assuming a review by the authorities having all relevant information and applying current conventions. The code section also clarifies the financial statement classification of potential tax-related penalties and interest and sets forth new disclosures regarding unrecognized tax benefits or expenses. The Company assessed its federal and state tax positions and determined there were no uncertainties or possible related effects that need to be recorded as of and for the years ended December 31, 2016.

The federal and state income tax returns for the Corporation for 2012, 2013, 2014 and 2015 are subject to examination by respective taxing authorities generally for three years after they are filed.

The Company's policy for reporting interest and penalties related to income taxes is to expense as they are incurred. The Company feels there is a more likely than not chance that all tax positions will be fully recognized; therefore, no provision for potential interest or penalties on these tax positions have been made. The total penalties and interest the Company paid for 2015 and 2016 was $0 in each year.

NOTE 4 – DEFERRED TAXES

The Company has adopted ASC 740-10, Accounting for Income Taxes, to account for deferred income taxes. Deferred taxes are computed based on the tax liability or benefit in future years of the reversal of temporary differences in the recognition of income or deduction of expenses between financial and tax reporting purposes. The difference between tax expense and taxes currently payable is reflected in the balance sheet as deferred taxes. The items resulting in deferred taxes are as follows:

	2016
Contributions (Expires 2017)	1127
Contributions (Expires 2018)	0
Contributions (Expires 2019)	0
Contributions (Expires 2020)	0
	$ 1127

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company's office building is rented from a corporation that is owned by the Company's shareholders. This lease was entered into with an annual renewal option. Rental payments at December 31, 2016 totaled $12,062.

NOTE 6 –NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2016, the Company had net capital of $78,643, respectively, which was $73,643 and in excess of its required net capital of $5,000.

NOTE 7 – ADVERTISING COST

Non-direct-response advertising costs are expensed in the year incurred. This amount at December 31, 2016 totaled $0, respectively. The Company did not incur any direct-response advertising cost during the year.

NOTE 8 – DATE OF MANAGEMENT REVIEW

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosures through February 21, 2017, the date of the management representation letter and the date the financial statements were available to be issued.

CARDINAL INVESTMENTS INC.
COMPUTATION OF NET CAPITAL
as of 12/31/2016

NET CAPITAL COMPUTATION:

Stockholders' Equity		$ 99,462
Deductions and/or charges		
Other Assets	545	
Prepaid Expenses	3,442	
Accounts Receivable	16,832	20,819
Subtotal		
NET CAPITAL		$ 78,643

There are no material differences between the Net Capital calculation compared to the broker-dealer's unaudited Part II.

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital, as reported in Company's Part II (Unaudited)

FOCUS Report	$ 78,643
Net audit adjustments	
	$ 78,643

Cardinal Investments Inc.
COMPUTATION OF NET CAPITAL REQUIREMENTS
as of 12/31/2016

Minimum Net Capital Required (6 2/3% of Aggregate Indebtedness)	$ 362
Minimum Dollar Net Capital Required	5,000
Net Capital Requirement (Greater of the Above)	5,000
Excess Net Capital	$ 73,643
Percentage of Aggregate Indebtedness to Net Capital	7.4%

SCHEDULE OF AGGREGATE INDEBTEDNESS

Commissions Payable	$ 5,081
Accounts Payable	346
Income Tax Payable	-
	$ 5,427

See Independent Auditors' Report

EXEMPTION REPORT
SEC Rule 17a5(d)(4)

Cardinal Investments Inc.

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a5(d)(4):

- Cardinal Investments Inc. is a broker/dealer registered with the SEC and FINRA.
- Cardinal Investments Inc. claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the fiscal year ended December 31, 2016.
- Cardinal Investments Inc. is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:

  The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3and rule 17a-4, as are customarily made and kept by a clearing broker or dealer.

- Cardinal Investments Inc. *has met* the identified exemption provisions in paragraph k(2)(ii) of Rule 15c3-3 throughout the period of January 1st, 2016 through December 31, 2016 without exception.

The above statements are true and correct to the best of my and the Firm's knowledge.

Jeffrey Heet
President